Attorneys & Counselors

Terminus 200, 3333 Piedmont Road NE, Suite 1200

Atlanta, GA 30305

Telephone: 404-870-4600

Fax: 404-872-5547

www.lockelord.com

Tim Xia

Direct Telephone: 404-870-4698

Direct Fax: 404-806-5698

tim.xia@lockelord.com

September 10, 2019

VIA EDGAR

Beverly Singleton

Office of Transportation and Leisure

Division of Corporate Finance

100 F Street, NE

Washington, DC 20549

Re:	SORL Auto Parts, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed April 1, 2019
Form 10-Q for the Quarterly Period Ended June 30, 2019
Filed August 14, 2019
File No. 000-11991

Dear Ms. Singleton:

On behalf of SORL Auto Parts, Inc. (the “Company”), please find transmitted herewith for filing the Company’s responses to comments of the Staff of the Securities and Exchange Commission (the “Commission”) as set forth in the Commission’s letter dated September 9, 2019 relating to the Company’s Quarterly Report on a Form 10-Q for the period ended June 30, 2019, filed on August 14, 2019 (the “Form 10-Q”). The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter.

Form 10-Q for the Quarterly Period Ended June 30, 2019

Exhibits

1.       Refer to your Section 906 Certification at Exhibit 32. We note in the opening paragraph you refer to the Form 10-Q for the period ended March 31, 2018 rather than to the Form 10-Q for the period ended June 30, 2019. As such, please amend your Form 10-Q in its entirety for the quarterly period ended June 30, 2019 to provide a corrected Exhibit 32 certification. Refer to analogous guidance at Section 246.14 of the Staff's Compliance & Disclosure Interpretations (C&DIs) of Regulation S-K.

Attorneys & Counselors

Terminus 200, 3333 Piedmont Road NE, Suite 1200

Atlanta, GA 30305

Telephone: 404-870-4600

Fax: 404-872-5547

www.lockelord.com

Tim Xia

Direct Telephone: 404-870-4698

Direct Fax: 404-806-5698

tim.xia@lockelord.com

Response: In response to the Staff’s comment, the Company has amended its Form 10-Q in its entirety for the quarterly period ended June 30, 2019 to provide a corrected Exhibit 32 certification and submitted it to the SEC via EDGAR.

Sincerely,

Locke Lord LLP

By:	/s/ Tim Tingkang Xia
Name:	Tim Tingkang Xia

cc:	Xiao Ping Zhang Chief Executive Officer and Chairman SORL Auto Parts, Inc. Jin Rui Yu Chief Operating Officer SORL Auto Parts, Inc.